

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2017

David (Xiaoying) Gao
Chief Executive Officer
China Biologic Products Holdings, Inc.
18th Floor, Jialong International Building, 19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People's Republic of China

>   **Re: China Biologic Products Holdings, Inc.**
>   **Registration Statement on Form F-4**
>   **Filed April 28, 2017**
>   **File No. 333-217564**

Dear Mr. Gao:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

     Division of Corporation Finance
     Office of Healthcare and
     Insurance

cc: Howard Zhang